                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                            NETWORK PERIPHERALS INC.
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   64121R 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 4, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /x/

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
1                 The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

                  The  information  required on the remainder of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section  18 of the
Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, see the NOTES).

---------------------------                             ------------------------
CUSIP No. 64121R 10 0                  13D                Page 2 of 11 pages
---------------------------                             ------------------------

================================================================================
        1         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      SENECA VENTURES
--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
        3         SEC USE ONLY
--------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
        6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF           7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                       170,300
OWNED BY EACH
 REPORTING
   PERSON
    WITH
                  --------------------------------------------------------------
                      8      SHARED VOTING POWER

                                   0
                  --------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                                   170,300
                  --------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        170,300
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         1.3%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                             ------------------------
CUSIP No. 64121R 10 0                  13D                Page 3 of 11 pages
---------------------------                             ------------------------

================================================================================
        1         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WOODLAND VENTURE FUND
--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
        3         SEC USE ONLY
--------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
        6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF         7      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                     290,500
 OWNED BY EACH
   REPORTING
  PERSON WITH
                  --------------------------------------------------------------
                      8      SHARED VOTING POWER

                                   0
                  --------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                                   290,500
                  --------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        290,500
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        2.3%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                             ------------------------
CUSIP No. 64121R 10 0                  13D                Page 4 of 11 pages
---------------------------                             ------------------------

================================================================================
        1         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WOODLAND PARTNERS
--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
        3         SEC USE ONLY
--------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
        6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF          7      SOLE VOTING POWER
     SHARES
 BENEFICIALLY                      232,500
OWNED BY EACH
   REPORTING
PERSON WITH       --------------------------------------------------------------
                      8      SHARED VOTING POWER

                                     0
                  --------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                                     232,500
                  --------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        232,500
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         1.8%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                             ------------------------
CUSIP No. 64121R 10 0                  13D                Page 5 of 11 pages
---------------------------                             ------------------------

================================================================================
        1         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      BARRY RUBENSTEIN
--------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
        3         SEC USE ONLY
--------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*
                        PF
--------------------------------------------------------------------------------
        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
        6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF            7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                      264,500
OWNED BY EACH
 REPORTING
 PERSON WITH      --------------------------------------------------------------
                      8      SHARED VOTING POWER

                                   693,300
                  --------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                                   264,500
                  --------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                                   693,300
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        957,800
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.5%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                             ------------------------
CUSIP No. 64121R 10 0                  13D                Page 6 of 11 pages
---------------------------                             ------------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares of the common stock, $.01 par value per share ("Common  Stock"),  of Network  Peripherals  Inc. (the "Issuer").  The
principal  executive  offices of the Issuer are located at 2859  Bayview  Drive,
Fremont, California 94538.

Item 2.     Identity and Background.
            -----------------------

            Items 2(a),  2(b) and 2(c) This Statement is jointly filed by Seneca
Ventures,  a New York limited  partnership,  Woodland  Venture  Fund, a New York limited partnership ("Woodland Venture"),  Woodland Partners, a New York general partnership,  and Barry  Rubenstein  (together  with Seneca  Ventures,  Woodland
Venture  and  Woodland  Partners,  collectively  referred  to as the  "Reporting
Persons").

            The principal business of each of Seneca Ventures,  Woodland Venture and Woodland  Partners is investing.  Barry  Rubenstein is a general  partner of each of Seneca  Ventures,  Woodland  Venture,  and Woodland  Partners.  Woodland
Services Corp., a New York corporation,  is a general partner of Seneca Ventures and Woodland Fund. Marilyn Rubenstein is a general partner of Woodland Partners, an officer of Woodland  Services Corp. and the spouse of Barry  Rubenstein.  The principal place of business of each of the Reporting Persons, Marilyn Rubenstein and Woodland Services Corp. is 68 Wheatley Road, Brookville, New York 11545.

            Item 2(d) During the last five years,  none of the Reporting Persons nor Mrs. Rubenstein and Woodland Services Corp. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Item 2(e) During the last five years,  none of the Reporting Persons nor Mrs.  Rubenstein  and  Woodland  Services  Corp.  has been  party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws or finding any  violation  with respect to such laws.

            Item 2(f) Barry  Rubenstein  and Marilyn  Rubenstein are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase  price of the 170,300 shares of Common Stock acquired by Seneca  Ventures is  $987,903.13  and was paid for using its working capital.

---------------------------                             ------------------------
CUSIP No. 64121R 10 0                  13D                Page 7 of 11 pages
---------------------------                             ------------------------

            The aggregate  purchase  price of the 290,500 shares of Common Stock acquired by Woodland  Venture is  $1,743,750  and was paid for using its working capital.

            The aggregate  purchase  price of the 232,500 shares of Common Stock acquired  by  Woodland  Partners  is  $1,990,187.50  and was paid for  using its working capital.

            The aggregate  purchase  price of the 264,500 shares of Common Stock beneficially  held by Barry  Rubenstein is  $4,129,968.75.  All of the shares of
Common Stock  beneficially  held by Mr.  Rubenstein  were purchased  through his rollover IRA account whose investment decisions are controlled by him.

Item 4.     Purpose of Transaction.
            ----------------------

            The shares of Common Stock were  acquired for  investment  purposes.
Pursuant  to  the  terms  of an  Agreement  and  Plan  of  Merger  (the  "Merger
Agreement")   dated  as  of  May  4,   2001  by  and  among   FalconStor,   Inc.
("FalconStor"),  Empire Acquisition Corp., a direct,  wholly-owned subsidiary of the Issuer (the "Merger Sub"), and the Issuer, FalconStor will merge with Merger
Sub and  become  a  wholly-owned  subsidiary  of  Issuer,  and  stockholders  of
FalconStor will own an aggregate of approximately  two-thirds of the outstanding shares of Common Stock after the merger,  if consummated.  The Merger  Agreement also  contemplates  that the  directors of FalconStor  immediately  prior to the merger  shall  become  directors  of the  Issuer  following  the  merger.  Barry
Rubenstein,  the  current  Chairman  of the  Board of  FalconStor,  will  become
Chairman  of the Issuer and,  consequently,  may be deemed at and subject to the closing  of the Merger  Agreeement  to have  control  over the  business  of the
Issuer. The closing of the Merger Agreement is subject to stockholder  approval, expiration  of  any  applicable  Hart-Scott-Rodino  waiting  period,  and  other customary closing conditions.  Accordingly,  this Schedule 13D is being filed to reflect the  potential  change in Mr.  Rubenstein's  status with the Issuer.  In addition, if the Merger Agreement is consummated, Barry Rubenstein may be deemed to be the  beneficial  owner of shares of the Issuer  that will be  acquired  by
certain  partnerships  who  are  stockholders  of  FalconStor.   Mr.  Rubenstein
disclaims beneficial ownership of any of such shares except to the extent of his beneficial  interest  therein.  Except as stated above,  the  Reporting  Persons presently  have no plans or proposals  which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Item 5(a) The following  table sets forth the  aggregate  number and percentage  (based on 12,850,899  shares of Common Stock outstanding as of April
19, 2001,  as reported by the Issuer in its  Registration  Statement on Form S-4
and filed with the Securities and Exchange Commission on May 11, 2001) of Common
Stock  beneficially  owned by each Reporting  Person named in Item 2 of Schedule
13D.  The table  does not  reflect  any  shares of Common  Stock that any of the
Reporting  Persons  may  acquire as a result of the  consummation  of the Merger
Agreement  since the  number of  shares of Common  Stock has not been  fixed and stockholders' approval of the Issuer has not been obtained.

---------------------------                             ------------------------
CUSIP No. 64121R 10 0                  13D                Page 8 of 11 pages
---------------------------                             ------------------------

                                   Shares of Common      Percentage of Shares of
                                          Stock               Common Stock
Name                               Beneficially Owned     Beneficially Owned
----                               ------------------     ----------------------

Seneca Ventures                           170,300                1.3%
Woodland Venture Fund                     290,500                2.3%
Woodland Partners                         232,500                1.8%
Barry Rubenstein (1)                      957,800                7.5%
Marilyn Rubenstein (2)                    957,800                7.5%
Woodland Services Corp. (3)               460,800                3.6%
-----------------

(1)         Includes (a) 170,300 shares of Common Stock held by Seneca Ventures,
            (b) 290,500 shares of Common Stock held by Woodland  Venture and (c)
            232,  500 shares of Common  Stock  held by  Woodland  Partners.  Mr.
            Rubenstein  disclaims beneficial ownership of these shares of Common
            Stock  except  to the  extent  of  his  respective  equity  interest therein.

(2)         Consists  of (a)  170,300  shares  of  Common  Stock  held by Seneca
            Ventures,  (b)  290,500  shares of  Common  Stock  held by  Woodland
            Venture  (c) 232,  500  shares  of  Common  Stock  held by  Woodland
            Partners  and (d)  264,500  shares  of  Common  Stock  held by Barry
            Rubenstein.  Mrs. Rubenstein disclaims beneficial ownership of these shares of Common Stock except to the extent of her respective equity interest therein.

(3)         Consists  of (a)  170,300  shares  of  Common  Stock  held by Seneca
            Ventures  and (b)  290,500  shares of Common  Stock held by Woodland
            Venture.  Woodland Services Corp.  disclaims beneficial ownership of these shares of Common Stock except to the extent of its  respective equity interest therein.

            Item 5(b) Barry  Rubenstein  has sole  power to vote and  dispose of
264,500  shares  of  Common  Stock,  representing   approximately  2.1%  of  the
outstanding  shares of Common  Stock.  By virtue of being a general  partner  of
Seneca Ventures,  Woodland Partners,  Woodland Venture,  Barry Rubenstein may be
deemed to have  shared  power to vote and  dispose of  693,300  shares of Common
Stock,  representing  approximately  5.4% of the  outstanding  shares  of Common
Stock.

            Seneca Ventures has sole power to vote and dispose of 170,300 shares of Common Stock,  representing  approximately  1.3% of the outstanding shares of
Common Stock.

            Woodland  Venture  has sole  power to vote and  dispose  of  290,500 shares of  Common  Stock,  representing  approximately  2.3% of the  outstanding shares of Common Stock.

---------------------------                             ------------------------
CUSIP No. 64121R 10 0                  13D                Page 9 of 11 pages
---------------------------                             ------------------------

            Woodland  Partners  has sole  power to vote and  dispose  of 232,500 shares of Common Stock,  representing  1.8% of the outstanding  shares of Common
Stock.

            By  virtue of being a  general  partner  of  Woodland  Partners,  an officer of Woodland  Services  Corp.,  which is a general  partner of Seneca and
Woodland  Venture,  and spouse of Barry  Rubenstein,  Marilyn  Rubenstein may be deemed to have  shared  power to vote and  dispose of  957,800  shares of Common
Stock,  representing  approximately  7.5% of the  outstanding  shares  of Common
Stock.

            By virtue of being a general partner of Seneca and Woodland Venture,
Woodland  Services  Corp. may be deemed to have shared power to vote and dispose of  460,800  shares  of Common  Stock,  representing  approximately  3.6% of the outstanding shares of Common Stock.

            Item 5(c) There were no  transactions  in shares of Common  Stock of the Issuer by the  Reporting  Persons  identified in Item 2 of this Schedule 13D effected during the past sixty days.

            Item 5(d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

            Item 5(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.
            --------------------------------------------------------------------

            None.

Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

            (a) Joint  Filing  Agreement  dated as of May 14,  2001 among  Barry
Rubenstein, Woodland Partners, Seneca Ventures, and Woodland Venture Fund.

---------------------------                             ------------------------
CUSIP No. 64121R 10 0                  13D                Page 10 of 11 pages
---------------------------                             ------------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2001
                                      WOODLAND PARTNERS

                                      By: /s/ Barry Rubenstein
                                          -----------------------------------
                                          Barry Rubenstein, a General Partner

                                      SENECA VENTURES

                                      By: /s/ Barry Rubenstein
                                          -----------------------------------
                                          Barry Rubenstein, a General Partner

                                      WOODLAND VENTURE FUND

                                      By: /s/ Barry Rubenstein
                                          -----------------------------------
                                          Barry Rubenstein, a General Partner

                                      /s/ Barry Rubenstein
                                      ---------------------------------------
                                      Barry Rubenstein

---------------------------                             ------------------------
CUSIP No. 64121R 10 0                  13D                Page 11 of 11 pages
---------------------------                             ------------------------

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)  under the Securities  Exchange Act of 1934, as amended,  the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 14, 2001 (including  amendments thereto) with respect to the Common Stock of Network Peripherals Inc. This Joint
Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  May 14, 2001

                                      WOODLAND PARTNERS

                                      By: /s/ Barry Rubenstein
                                          -----------------------------------
                                          Barry Rubenstein, a General Partner

                                      SENECA VENTURES

                                      By: /s/ Barry Rubenstein
                                          -----------------------------------
                                          Barry Rubenstein, a General Partner

                                      WOODLAND VENTURE FUND

                                      By: /s/ Barry Rubenstein
                                          -----------------------------------
                                          Barry Rubenstein, a General Partner

                                      /s/ Barry Rubenstein
                                      ---------------------------------------
                                      Barry Rubenstein